                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          AUSTINS STEAKS & SALOON, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                              COMMON STOCK, $0.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  052482  20  5
           --------------------------------------------------------
                                 (CUSIP Number)

                                JOSEPH S. COWART
                627 FRIENDSHIP CHURCH ROAD, TWIN CITY, GA 30471
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JULY 1, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages



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CUSIP No. 052482 20 5                 13D                 Page  2  of  4  Pages
          -----------                                          ---    ---

     Joseph S. Cowart
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             John S. Cowart     Soc. Sec. No. ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             695,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             695,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     695,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                               SCHEDULE 13D
                                   For
                             JOSEPH S. COWART



ITEM 1.  SECURITY AND ISSUER

     The security is Common Stock $0.01 par value per share. The name of the issuer is Austins Steaks & Saloon, Inc., 416 Jefferson Street, Roanoke, Virginia 24011.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)    Joseph S. Cowart

     (b)    627 Friendship Church Road
            Twin City, Georgia 30471

     (c)    Retired

     (d)    None

     (e)    None

     (f)    U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 695,000 shares of Common Stock of the Issuer were received in a merger between Austins Acquisition Corp., a wholly owned subsidiary of the Issuer and The WesterN SizzliN Corporation effective July 1, 1999. Joseph S. Cowart surrendered 210,000 shares of common Stock, 125,000 shares of Series B Convertible Preferred Stock and 12,500 Common Stock Purchase Warrants of WesterN SizzliN for the Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition was the mandatory receipt of stock of the Issuer as a part of the merger transaction described in Item 3 above.

     (a) Joseph S. Cowart intends to initially dispose of 8,000 shares to two individuals in private transactions. Joseph S. Cowart may sell


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            shares in the open market from time to time.

     (b) - (j) None

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)    Joseph S. Cowart owns 695,000 shares of the Common Stock of the
            Issuer.

     (b) Joseph S. Cowart has sole power to vote and sole power to dispose of the 695,000 shares.

     (c)    None

     (d)    None

     (e)    N.A.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Date:         July 8, 1999
                                             ----------------------------------

                                     Signature:   /s/ Joseph S. Cowart
                                                -------------------------------
                                                  Joseph S. Cowart


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)